U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2004
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

HOURLY EMPLOYEES' STOCK PURCHASE PLAN
(Full title of the plan)

CHESAPEAKE CORPORATION 1021 East Cary Street Richmond, Virginia 23219
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

HOURLY EMPLOYEES' STOCK PURCHASE PLAN

Administration of the Plan:

The Plan is administered by the Hourly Employees' Stock Purchase Plan Committee (the "Committee") under the direction of the Board of Directors of Chesapeake Corporation (the "Corporation"). The present members of the Committee are as follows:
Name	Address
David Winter* (1)	Richmond, Virginia 23219
J. P. Causey Jr. (2)	Richmond, Virginia 23219
Andrew J. Kohut (3)	Richmond, Virginia 23219

(1) Mr. Winter is Director - Human Resources of the Corporation.

(2) Mr. Causey is Executive Vice President, Secretary & General Counsel of the Corporation.

(3) Mr. Kohut is President of the Corporation.

*Committee Chairman

Committee members are appointed by, and serve at the pleasure of, the Board of Directors of the Corporation. Committee members are employees of the Corporation and receive no additional compensation for serving on the Committee. The Plan provides that the Corporation will indemnify members of the Committee to the same extent and on the same terms as it indemnifies its officers and directors by reason of their being officers and directors.

Financial Statements and Exhibits:

(a)	Financial statements:

Hourly Employees' Stock Purchase Plan:

Statements of Financial Condition
Statements of Income and Changes in Plan Equity
Notes to Financial Statements

(b)	Exhibits:
Exhibit 23.1 - Consent of PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
HOURLY EMPLOYEES' STOCK PURCHASE PLAN

By: /s/Andrew J. Kohut
Andrew J. Kohut
President, Chesapeake Corporation
Committee Member

February 24, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Hourly Employees' Stock Purchase Plan

In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the Hourly Employees' Stock Purchase Plan (the "Plan") at November 30, 2004 and 2003, and the changes in plan equity for each of the three years in the period ended November 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PRICEWATERHOUSECOOPERS LLP

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PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia

February 8, 2005

HOURLY EMPLOYEES' STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

November 30, 2004 and 2003

	2004	2003
	------	------
Asset:
Funds held by Chesapeake Corporation and
participating subsidiary (Note 4)	$137	$136
	======	========
Plan Equity	$137	$136
	======	========

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the years ended November 30, 2004, 2003 and 2002

	2004	2003	2002
	---------	---------	---------
Contributions:
Employees, net of refunds	$7,572	$7,048	$5,580

Employer: $1,985 in 2004, $2,117 in 2003, $1,674 in 2002; less withheld taxes of $766, $817 and $681, respectively	1,219	1,300	993
	-----	-----	-----
	8,791	8,348	6,573

Deductions:
Purchase and distribution to participants at year end of 308 shares in 2004 ($25.36 per share), 351 shares in 2003 ($23.67 per share), and 393 shares in 2002 ($16.71 per share) of common stock of Chesapeake Corporation (Note 1)	7,812	8,308	6,569

Net transfers to Salaried Employees' Stock Purchase Plan	978	-	-
	-----	------	------
	8,790	8,308	6,569
	-----	------	------
Increase in plan equity	1	40	4

Plan equity, beginning of year	136	96	92
	-----	-----	-----
Plan equity, end of year	$ 137	$ 136	$ 96
	=======	========	========

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

The stockholders of Chesapeake Corporation (the "Corporation") have approved the Hourly Employees' Stock Purchase Plan (the "Plan") and reserved a total of 900,000 shares of the Corporation's common stock for sale to eligible hourly employees, as defined, of the Corporation and participating subsidiary (the "Employer").

The fiscal year of the Plan ends each November 30 (the "Plan Year") and is administered by a committee (the "Committee") appointed by the Corporation's Board of Directors. Participants in the Plan are permitted to invest between one and five percent of their basic compensation, as defined. The Employer contributes to the Plan, as of the end of the Plan Year, thirty percent of the participant's contribution reduced by amounts required to be withheld under income tax, Federal Insurance Contributions Act tax and comparable laws (see Note 5). The combined amount becomes available to purchase, from the Corporation, shares of its common stock at a price equal to the average of the closing prices of such common stock on the New York Stock Exchange (composite tape) for the twenty consecutive trading days immediately preceding the last day of the Plan Year. The funds held by the Employer at the end of the year represent the remaining amounts in participants' accounts after the purchase of whole shares, as the Plan does not provide for the purchase of fractional shares. A participant may terminate his participation in the Plan at any time. Upon termination, the Employer will return his contributions and the participant will forfeit all rights to any contribution which would have been made at the end of the plan year by the Employer.

To be eligible in the Plan, the employee must be continuously employed by the Corporation for at least eleven months and be either (i) not covered by a collective bargaining agreement or (ii) covered by a collective bargaining agreement that incorporates the Hourly Plan.

As of November 30, 2004, 707,758 shares (308 shares in the current year and 707,450 in prior years) of the Corporation's common stock had been issued under the Plan and 192,242 shares were available for future issuance.

2. Basis of Accounting:

The accompanying financial statements are prepared on the accrual basis of accounting.

NOTES TO FINANCIAL STATEMENTS, Continued

3. Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

4. Funds Held by Chesapeake Corporation and Participating Subsidiary:

Funds received or held by the Employer with respect to the Plan consist of cash which may be used for any corporate purpose; therefore, the Plan does not prevent the Employer from creating a lien on these funds.

5. Taxes and Expenses:

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Employer's contribution, when made to the Plan, is taxable to a participant as ordinary income. Purchases of stock by the Plan result in no gain or loss to the participant; therefore, no tax consequences are incurred by a participant upon receipt of stock purchased under the Plan. Sale by a participant of shares acquired under the Plan will result in a gain or loss in an amount equal to the difference between the sale price and the price paid for the stock acquired pursuant to the Plan. The Plan is not subject to income taxes.

Expenses of administering the Plan are borne by the Employer.

6. Contributions to the Plan:

All contributions made in 2004, 2003, and 2002 were made by Green Printing and Packaging Company or its employees.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-14926) of Chesapeake Corporation of our report dated February 8, 2005 relating to the financial statements of the Hourly Employees' Stock Purchase Plan, which appears in this Form 11-K.

/s/PRICEWATERHOUSECOOPERS LLP

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PRICEWATERHOUSECOOPERS LLP

Richmond, VA

February 23, 2005